2011
ANNUAL REPORT

CREATING
VALUE
Yesterday, Today & Tomorrow

ARC
RESOURCES
LTD.

Table of Contents

INFORMATION REGARDING DISCLOSURE ON OIL AND GAS RESERVES, RESOURCES AND OPERATIONAL INFORMATION

This Annual Report describes certain information in our news release dated January 26, 2012: ARC Resources Ltd. Announces 18 per cent increase in 2011 Year-End Reserves and Results of Updated Independent Resource Evaluation for Northeast British Columbia Montney Assets and readers should refer to that news release, which news release is hereby incorporated by reference. This news release can be found on our SEDAR profile at www.SEDAR.com. The discussion in this Annual Report is subject to a number of cautionary statements, assumptions and risks as set forth below and elsewhere in the Annual Report. The discussion in this Annual Report in respect of reserves and resources is subject to a number of cautionary statements, assumptions and risks as set forth below and in the Corporation's Annual Information Form which will be available on our SEDAR profile at www.SEDAR.com. Readers should also refer to the definitions of oil and gas reserves and resources found under "Definitions of Oil and Gas Resources and Reserves" on the inside back cover of this Annual Report.

The reserves data set forth in this Annual Report is based upon an evaluation by GLJ Petroleum Consultants Ltd. ("GLJ") with an effective date of December 31, 2011 using forecast prices and costs. The reserves evaluation was prepared in accordance with National Instrument 51-101 ("NI 51-101"). Crude oil, natural gas and natural gas liquids benchmark reference pricing, as at December 31, 2011, inflation and exchange rates used in the evaluation are based on GLJ's January 1, 2012 pricing. Reserves included herein are stated on a company gross basis (working interest before deduction of royalties without including any royalty interests) unless noted otherwise.

There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

We also engaged GLJ to provide an independent resources evaluation of our properties at Dawson, Parkland, Tower, Sunrise/Sunset, Attachie, Septimus, Sundown and Blueberry located in northeastern British Columbia and at Pouce Coupe located in northwestern Alberta (collectively, the "Evaluated Areas" or "NE BC Montney"). The evaluation procedures employed by GLJ are in compliance with standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and the evaluation is based on GLJ's January 1, 2012 pricing

The estimates of Economic Contingent Resources (or ECR), DPIIP, TPIIP, UPIIP and Prospective Resources (each as defined under "Definitions of Oil and Gas Resources and Reserves") should not be confused with reserves and readers should review the definitions of such resources. Actual natural gas and liquids resources may be greater than or less than the estimates provided herein.

There is no certainty that it will be commercially viable to produce any of the resources that are categorized as discovered resources. There is no certainty that any portion of ARC's resources that have been categorized as undiscovered resources will be discovered. Furthermore, if discovered, there is no certainty that it will be commercially viable to produce any portion of such undiscovered resources. Unless indicated otherwise in this presentation, all references to ECR volumes are Best Estimate ECR volumes.

Continuous development through multi-year exploration and development programs and significant levels of future capital expenditures are required in order for additional resources to be recovered in the future. The principal risks that would inhibit the recovery of additional reserves relate to the potential for variations in the quality of the Montney formation where minimal well data currently exists, access to the capital which would be required to develop the resources, low gas prices that would curtail the economics of development and the future performance of wells, regulatory approvals, access to the required services at the appropriate cost, and the effectiveness of fraccing technology and applications. The contingencies that prevent the ECR from being classified as reserves are due to the early evaluation stage of these potential development opportunities. Additional drilling, completion, and test results are required before these contingent resources are converted to reserves and a larger component of DPIIP is converted to ECR.

Projects have not been defined to develop the resources in the Evaluated Areas as at the evaluation date. Such projects, in the case of the Montney resource development, have historically been developed sequentially over a number of drilling seasons and are subject to annual budget constraints, ARC's policy of orderly development on a staged basis, the timing of the growth of third party infrastructure, the short and long-term view of ARC on gas prices, the results of exploration and development activities of ARC and others in the area and possible infrastructure capacity constraints.

We have adopted the standard of 6 mcf:1 bbl when converting natural gas to barrels of oil equivalent ("boes"). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

All amounts in this news release are stated in Canadian dollars unless otherwise specified. In accordance with Canadian practice, production volumes and revenues are reported on a company gross basis, before deduction of Crown and other royalties, unless otherwise stated. As noted above, unless otherwise specified, all reserves volumes in this Annual Report (and all information derived therefrom) are based on "company gross reserves" using forecast prices and costs. Our oil and gas reserves statement for the year-ended December 31, 2011, which will include complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, will be contained within our Annual Information Form which will be available on our SEDAR profile at www.SEDAR.com. In relation to the disclosure of estimates for any properties, such estimates for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

NOTICE TO U.S. READERS

The oil and natural gas reserves contained in this Annual Report have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in NI 51-101. Accordingly, proved reserves disclosed in this Annual Report may not be comparable to U.S. standards, and in this Annual Report, ARC has disclosed reserves designated as "probable reserves" and "proved plus probable reserves" and "proved plus probable plus possible reserves". Probable reserves and possible reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. Moreover, ARC has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. As a consequence of the foregoing, ARC's reserve estimates and production volumes in this Annual Report may not be comparable to those made by companies utilizing United States reporting and disclosure standards. Additionally, the SEC prohibits disclosure of oil and gas resources including contingent resources, whereas Canadian issuers may disclose oil and gas resources. Resources are different than, and should not be construed as, reserves.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This Annual Report contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this Annual Report contains forward-looking information and statements pertaining to the following: the recognition of significant additional reserves, the recognition of significant resources, the volumes and estimated value of ARC's oil and gas reserves; the life of ARC's reserves; the volume and product mix of ARC's oil and gas production; future oil and natural gas prices and ARC's commodity risk management programs; future results from operations and operating metrics; and future development, exploration, acquisition and development activities (including drilling plans) and related production expectations. In particular, but without limiting the foregoing, this Annual Report contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC contained in the table "2012 Guidance", and all matters including 2012 guidance and 2012 Budget under the heading "2012 Budget".

The forward-looking information and statements contained in this Annual Report reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; results from drilling and development activities consistent with past results; the continued and timely development of infrastructure in areas of new production; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserve and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its plans expenditures. There are a number of assumptions associated with the development of the Evaluated Areas, including the quality of the Montney reservoir, continued performance from existing wells, future drilling programs and performance from new wells, the growth of infrastructure, well density per section, recovery factors and development necessarily involves known and unknown risks and uncertainties, including those risks identified in this Annual Report. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this Annual Report are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; the early stage of development of some areas in the Evaluated Areas; the potential for variation in the quality of the Montney formation, changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; unanticipated results from ARC's exploration and development activities; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this Annual Report and in ARC's Annual Information Form).

The forward-looking information and statements contained in this Annual Report speak only as of the date of this Annual Report, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

INFORMATION REGARDING FINANCIAL INFORMATION

This Annual Report includes certain information which is set forth in the audited financial statements of the Corporation for the year ended December 31, 2011, including the report of our auditor's thereon and the notes thereto, and readers should refer to those financial statements, which are hereby incorporated by reference. These financial statements can be found on our SEDAR profile at www.SEDAR.com and can be obtained from the Corporation upon request.



At a glance

ARC Resources Ltd. ("ARC") is a mid-sized dividend paying oil and gas company with near-term growth prospects, headquartered in Calgary, Alberta. ARC focuses on the acquisition and development of resource-rich properties that provide an option for growth. ARC's shareholders receive a monthly dividend from cash flow generated from ARC's producing oil and gas assets.

ARC common shares trade on the Toronto Stock Exchange under the symbol

ARX

$4.2 BILLION
paid in shareholder dividends since inception

572 MMBOE
of proved plus probable reserves

17 YEAR
reserve life index

$8 BILLION
enterprise value

ARC has consistently outperformed the S&P/TSX Composite Index and S&P/TSX Exploration and Production Index.

19%

Compound Annual Return Since Inception

| ARX | S&P/TSX E&P Index | S&P/TSX Comp | Dec. 31, 2001 to Dec. 31, 2011 ARC vs. S&P/TSX Exploration & Producers (E&P) Index vs. S&P/TSX Composite Index | (%) | **Total Return Performance** |



Corporate Strategy
CREATING
VALUE



Capital Discipline
Highest rate of return projects receive funding

Resource Play Development
Unlock the value in existing plays

Operational Excellence
Technical expertise, capital efficiency and cost management

Disciplined Exploration
Identification of potential future development and growth opportunities

Execution of Accretive Acquisitions & Divestitures
Maintain focused asset base

Risk
Managed
VALUE
CREATION



We run our business on principles of risk managed value creation. To us this means pursuing large, known hydrocarbon accumulations, where the risk of finding hydrocarbons can be minimized, and using our managerial and technical expertise to maximize our return on investment.

John P. Dielwart
Chief Executive Officer



Production **Growth**

Production
(boe/d) (000's)

Montney Gas	(boe/d)
Montney Oil/Liquids	(bbls/d)
Non-Montney Gas	(boe/d)
Non-Montney Liquids	(boe/d)

Since inception in 1996, ARC has grown total production from 9,500 boe per day to 92,000 boe per day at the end of 2011. We have strategically built a strong conventional oil and gas production base, and today we are enhancing our core production through internally generated organic growth opportunities in the Montney resource play.

Myron M. Stadnyk
President & Chief Operating Officer





05   06   07   08   09   10   11

Financial & Operational Highlights

Year Ended December 31
Cdn$ millions, except per share and per boe amounts

	2011	2010 [1]
Financial		
Funds from operations [2]	844.3	667.0
Per share [3]	2.95	2.52
Net income	287.0	212.2
Per share [3]	1.00	0.80
Operating income [4]	293.5	232.6
Per share [3]	1.02	0.88
Dividends	344.0	313.5
Per share [3]	1.20	1.20
Capital expenditures	726.0	590.9
Net debt outstanding [5]	909.7	871.0
Shares outstanding, diluted	286.6	264.2
Shares outstanding, end of period	288.9	284.4
Operating		
Production		
Crude oil (bbl/d)	27,158	27,341
Condensate (bbl/d)	2,052	1,617
Natural gas (mmcf/d)	310.6	254.2
Natural gas liquids (bbl/d)	2,444	2,628
Total (boe/d) [6]	83,416	73,954
Average prices		
Crude oil ($/bbl)	89.51	73.85
Condensate ($/bbl)	96.07	77.40
Natural gas ($/mcf)	3.83	4.21
Natural gas liquids ($/bbl)	47.53	39.57
Oil equivalent ($/boe)	47.15	44.88
Operating netback ($/boe)		
Commodity and other sales	47.24	44.96
Transportation costs	(1.18)	(1.10)
Royalties	(7.20)	(7.14)
Operating costs	(9.70)	(9.70)
Netback before hedging	29.16	27.02
Realized Hedging gain (loss)	2.18	2.20
Netback after hedging	31.34	29.22
Trading Statistics [6]		
(Cdn$, except volumes - based on intra-day trading)		
High price	28.67	26.05
Low price	19.40	18.77
Close price	25.10	25.41
Average daily volume (thousands)	1,251	1,197

(1) Beginning January 1, 2011, all Canadian publicly accountable enterprises are required to prepare their financial statements using International Financial Reporting Standards ("IFRS"). Amounts have been restated to comply with IFRS. See Note 23, "Explanation of Transition to International Financial Reporting Standards" in the audited Consolidated Financial Statements for the year ended December 31, 2011 and 2010 for information on ARC's transition to IFRS.

(2) Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the year ended December 31, 2011 and 2010.

(3) Per share amounts (with the exception of dividends) are based on weighted average shares.

(4) Operating income is a non-GAAP measure. See "Operating Income" in the news release dated February 8, 2012, titled 'ARC Resources Reports Fourth Quarter 2011 Results'.

(5) Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the year ended December 31, 2011 and 2010.

(6) Trading prices are stated in Canadian dollars and based on intra-day trading.

Reserves [1]	2011	2010
Proved reserves		
Crude oil and NGLs (mbbl)	123,150	123,538
Natural gas (bcf)	1,419	1,265
Total oil equivalent (mboe)	359,641	334,432
Proved plus probable reserves		
Crude oil and NGLs (mbbl)	170,153	165,963
Natural gas (bcf)	2,413	1,915
Total oil equivalent (mboe)	572,374	485,121
Finding, Development and Acquisition Costs ($/boe) [1]		
Including future development capital		
Current year	12.23	14.26
Three-year average	12.90	14.08
Excluding future development capital		
Current year	5.24	9.23
Three-year average	7.15	8.62

(1) Based on proved plus probable gross company reserves (working interest before deduction of royalties and without including any royalty interest). Additional information on reserves is available in the Annual Information Form and in the January 26, 2012 news release titled "ARC Resources Ltd. Announces 18 Per Cent Increase in 2011 Year-End Reserves and Results of Updated Independent Resources Evaluation for Northeast British Columbia Montney Assets."

Quality, assets, active risk management and a low level of debt are essential components of the strength of ARC's balance sheet.

Steven W. Sinclair
Senior Vice-President and
Chief Financial Officer



Myron M. Stadnyk
President & Chief Operating Officer

John P. Dielwart
Chief Executive Officer

Message to Shareholders

For ARC Resources, 2011 was a year of tremendous operational results, exceptional reserves growth and solid financial performance.

We achieved 16 per cent growth in production, increased proved plus probable reserves by 18 per cent and maintained low debt levels. ARC celebrated its fifteenth year as a successful operating oil and gas company and completed its first year as a corporation. When we set out in 1996, our vision was to create a premier "blue chip" conventional oil and gas royalty trust as measured by the quality of assets, management expertise and long-term investor returns. We have realized this vision and as we move forward as a corporation, we will continue to manage our business on principles of risk managed value creation as we have for the past fifteen years. Despite continued uncertainty and volatility in the world economy, ARC's strategy of capital discipline and paced development has enabled us to be opportunistic and set the stage for sustainable growth. As our mandate is not to grow but to create shareholder value, a fundamental component of our business plan has always been the dividend. The dividend allows us to opportunistically grow our business if we are creating value, yet continue to deliver returns to our shareholders when we are faced with a business environment that is not conducive to growth. We have paid a healthy monthly dividend at $0.10 per share for the past 32 consecutive months, while growing our company as an outcome of our profitable investment opportunities. ARC remains committed to providing risk managed value creation to our shareholders.

Creating Value

The theme of this year's annual report is Creating Value. This is not a catch phrase, but a strategic cornerstone at ARC. Our primary objective is always to create long-term value for our shareholders. As such, we govern our business in terms of the current economic environment and understand growth as an option when appropriate, rather than a mandate. We have set the course for internally generated growth and in 2012 we will continue to focus on this agenda, primarily in oil and natural gas liquids investments. Our portfolio is comprised of world-class oil, liquid and gas investment opportunities that offer optionality for our entrepreneurial team to continue to be nimble in investing in the highest rate of return projects. As we continue to find ways to create value, we are confident that our team will meet the challenges and ARC will thrive.

2011 Highlights | Delivering Results

During 2011, ARC executed its largest capital program to-date and achieved record production of 83,416 boe per day, a 16 per cent increase over 2010. The robust $726 million capital program focused on oil and liquids-rich natural gas opportunities across our asset base and included the drilling of 164 gross operated wells. Flooding in Saskatchewan and forest fires in northern Alberta posed challenges to our operations and capital program through the spring, slowing our pace of development. ARC increased activity in the second half of the year to reach our targets and achieve record fourth quarter production of approximately 92,000 boe per day. In April, ARC commissioned the 60 mmcf per day phase two Dawson gas plant, increasing total operated processing capacity to 120 mmcf per day. The completion of the plant marks an important milestone in the development of ARC's Montney resource and illustrates our commitment to long-term staged growth in the region. This commitment is further exemplified by successful drilling programs at ARC's Tower and Attachie properties in northeast British Columbia, which proved up discoveries of significant liquids-rich gas. Early well test results are promising and through 2012 we will continue to assess these reservoirs and expand our understanding of their long-term potential.

World markets in 2011 experienced historic swings as geopolitical upheaval dominated the news. Supply disruptions, decreased OPEC spare capacity and increased political tension buoyed crude oil prices throughout the year. As a result, average WTI oil price increased meaningfully to US$95.14 per barrel compared to US$79.55 per barrel in 2010. Supply of natural gas continued to outpace demand, resulting in a prolonged reduced natural gas price averaging $3.67 per mcf in 2011, a considerable decline from $4.12 per mcf in 2010. Despite the volatility, ARC delivered solid financial results and maintained our trademark strong balance sheet. Record production and the high oil price contributed to a 26 per cent increase in funds from operations to $2.95 per share up from $2.52 per share in 2010. The diversity of ARC's asset base enabled us to focus on oil and liquids-rich natural gas opportunities to capitalize on the near-term strength of crude oil prices. This strategy proved successful in mitigating the low natural gas price environment and ultimately resulted in strong netbacks. An active risk management program allows ARC to preserve our financial position through market downturns and provides a level of certainty to execute our business plan. ARC achieved growth objectives while holding net debt essentially flat at a ratio of 1.1 times debt to cash flow, representing one of the lowest levels in the sector.

Reserve Additions | From Strength to Strength

ARC's ambitious 2011 drilling program delivered significant reserve additions, increasing ARC's total proved plus probable reserves by 18 per cent to 572 million barrels of oil equivalent ("mmboe"). We replaced 385 per cent of 2011 production through the drill bit, increasing the corporate Reserve Life Index to an impressive 17 years. Finding and Development costs (excluding Future Development Capital) were at $5.50 per boe while Finding Development and Acquisition costs were at the lowest level in 10 years at $5.24 per boe for proved plus probable reserves. When benchmarked against our peers, these costs are expected to be among the lowest in the industry. ARC delivered an exceptional recycle ratio, a key indicator of profitability in the oil and gas sector, of 5.3 times and 5.0 times for the current year and three year average, respectively.

The northeast British Columbia Montney region was the primary driver of this strong performance with a 48 percent year-over-year increase in proved plus probable reserves. In an effort to better understand ARC's long-term future reserve and resource potential in the region, we commissioned an independent resource evaluation for our northeast British Columbia Montney holdings. Independent evaluators assigned an a best estimate of economic contingent resources of 4.1 Tcf of natural gas and 101 mmbbls of natural gas liquids in excess of proved plus probable reserves to these assets. In addition, Discovered Petroleum Initially in Place increased to 25.5 Tcf and estimated Total Petroleum Initially in Place to 50.4 Tcf based on a zero per cent porosity cut-off (21.2 Tcf and 39.6 Tcf, respectively, based on a three per cent porosity cut-off). To put these numbers into perspective, we estimate that the currently assigned proved plus probable reserves plus the current estimate of economic contingent resource could, after the expenditure of required capital, sustain a peak production rate up to 800 mmcf per day of natural gas and 17,000 bbls per day of liquids for 10 years. Given that fourth quarter production averaged 235 mmcf per day, there is enormous potential for substantial production growth. Also noteworthy, is the fact the cumulative production, current proved plus probable reserves plus the economic contingent resource represent 13 per cent of the Total Petroleum Initially in Place. It is our expectation that ultimate recoveries could exceed this level resulting in even greater production potential from the region. These findings confirm ARC's belief that the Montney is a world-class asset with significant long-term growth potential to add considerable shareholder value in the future.[1]

The scale of the reserve additions in the Montney demonstrates an evolution which has taken place at ARC. We have transitioned from a company focused on the acquisition of mature assets to one driven by the development of resource plays. The size of the resource in the Montney continues to evolve into a greater and greater opportunity. As we assess how to best develop this vast resource we are cognizant of the changes taking place in the natural gas business and will execute a long-term development plan in our tradition of capital discipline and paced development. A key attribute of ARC's Montney assets is the optionality created from having both dry and liquids-rich natural gas opportunities. This optionality, coupled with the fact that it is one of the largest and lowest cost natural gas plays in North America, make it an attractive investment opportunity even in a low natural gas price environment. We are confident that we have the ability and expertise to fully exploit these assets. With the goal of risk managed value creation we will remain open to evaluating new opportunities which could develop in the natural gas market.

[1] For full discussion on ARC's reserves and resources see January 26, 2012 news release titled "ARC Resources Ltd. announces 18 per cent increase in 2011 year-end reserves and results of updated independent resources evaluation for northeast British Columbia Montney Assets."

2012 Plans | Capital Discipline

Managing our business with a focus on risk managed value creation and capital discipline has produced exceptional results to-date and we will move forward in this tradition. In 2012, ARC plans to execute a $760 million capital budget, the largest in our history. Capital investments are pursued in context of the broader economic environment and we prudently allocate capital to projects which generate the highest rate of return. In addition, ARC's efficient operations and low cost structure create optimal returns across our operations. In 2012, we are directing $660 million towards oil and natural gas liquids projects. The flagship project for 2012 is the drilling of 40 oil wells in Ante Creek, an Alberta Montney oil pool, and the construction of a gas plant in the area to handle the solution gas from these wells. Concurrently, we will continue to counter-cyclically invest in staged long-term development of our northeast British Columbia Montney resource. The diversity in our asset base enables us to re-deploy significant and stable cash flow generated from our high quality oil assets to support development projects such as those in the Montney.

We take a dynamic approach to capital allocation and continually assess capital spending and dividend levels in the context of current and forecast market conditions. We are committed to the dividend and believe that we are well positioned to sustain current levels despite the low natural gas price environment. Should a prolonged period of low commodity prices occur, our first priority will be to defer certain growth capital in order to preserve our strong financial position in the long-term.

People and Culture | Our Expertise

ARC's continued success is thanks to the fabulous team of 534 employees who bring the experience and expertise required to execute on opportunities. In 2011, we reached new levels in production, technological advancements and financial achievements. Without our employees' hard work and dedication none of this would be possible. Entrepreneurial spirit and high employee engagement define ARC's culture and we strive to maintain these core values as the company grows. It is a special time at ARC in that we are large enough to take on significant capital projects and, as an intermediate size company, our employees have a direct line of sight to see the results and positive impact of their contributions.

As we take on new challenges and opportunistically grow our business, our aim is always to conduct our operations in a manner that is safe for our employees and the environment. Building a culture of health, safety and environmental stewardship is a foundation of our strategy of operational excellence. It is crucial that the people who come to work for us each morning return home to their families each night. We continually strive to improve our health and safety policies and programs with the collective goal of zero lost-time incidents.

In the past year we enhanced our management team with the promotion of two Senior Vice-Presidents and the addition of two Vice-Presidents through internal staff promotions. We welcomed Cam Kramer, who was previously the Senior Vice-President of North American Operations for a senior producer, to our team as the Senior Vice-President of Operations. To our Board of Directors we added Tim Hearn, who brings a wealth of knowledge and industry experience. These changes have served to strengthen our team's expertise and position the company for continued success.

Over the past 15 years we have created significant value for our shareholders, amassed a portfolio of world-class assets and built a team consisting of some of the industry's top talent. In 2012, we will embark on an exciting new chapter in ARC's history with tremendous opportunities in front of us. We have the privilege of developing the vast resource in the Montney and as we move forward, stronger than ever, we will continue our tradition of creating value and delivering superior long-term returns to our shareholders.

We enthusiastically embrace the challenges that lay ahead with the confidence that our future is bright.



Myron M. Stadnyk

Myron M. Stadnyk
President & Chief Operating Officer

John Dielwart

John P. Dielwart
Chief Executive Officer







P. Van R. Dafoe
Senior Vice-President
Finance

Steven W. Sinclair
Senior Vice-President
& Chief Financial Officer

Janet Burrows
Controller

Financial Strategy

ARC sustains a strong balance sheet and targets low debt levels, enabling the company to maintain financial strength and flexibility through commodity price cycles.

Our Approach

Capital expenditures necessary to sustain production are financed from existing cash flow.

Growth capital is funded from a combination of sources of cash flow, proceeds from the dividend reinvestment program, debt, minor non-strategic property dispositions and equity.

Historically, acquisitions have been financed 85% with equity and the balance with cash flow or debt.

A portion of oil and natural gas production is hedged to provide greater certainty of cash flow, allowing for the orderly execution of ARC's business plan.

ARC actively monitors financial forecasts with both our management team and board of directors to ensure timely reaction to commodity cycles.

Our
Operations

ARC is fortunate to have exposure to world-class resource plays from the Montney in northeast British Columbia to the Pembina Cardium in central Alberta. The combination of new horizontal drilling and completion technology and large original oil and gas in place properties create the perfect formula for continued reserves growth and ongoing value creation.

Terry M. Anderson
Senior Vice-President
Engineering





2011 PRODUCTION
37,054
BOE PER DAY

NE BRITISH COLUMBIA & NW ALBERTA

WELLS DRILLED
34

PROVED PLUS PROBABLE RESERVES
350
MMBOE

2011 PRODUCTION
11,246
BOE PER DAY

NORTHERN ALBERTA

WELLS DRILLED
23

PROVED PLUS PROBABLE RESERVES
61
MMBOE

2011 PRODUCTION
4,177
BOE PER DAY

WELLS DRILLED
18

REDWATER

PROVED PLUS PROBABLE RESERVES
25
MMBOE

2011 PRODUCTION
10,009
BOE PER DAY

WELLS DRILLED
46

SE SASKATCHEWAN & MANITOBA

PROVED PLUS PROBABLE RESERVES
46
MMBOE

2011 PRODUCTION
10,409
BOE PER DAY

WELLS DRILLED
37

PEMBINA

PROVED PLUS PROBABLE RESERVES
49
MMBOE

2011 PRODUCTION
10,521
BOE PER DAY

WELLS DRILLED
6

S. ALBERTA & SW SASKATCHEWAN

PROVED PLUS PROBABLE RESERVES
41
MMBOE

BRITISH COLUMBIA

ALBERTA

SASKATCHEWAN

MANITOBA

NE BRITISH COLUMBIA & NW ALBERTA

NORTHERN ALBERTA

- Dawson
- Grande Prairie
- Ante Creek

REDWATER
- Redwater

PEMBINA
- Edmonton
- Pembina

S. ALBERTA & SW SASKATCHEWAN
- Red Deer
- Delburne
- Calgary
- Jenner
- Medicine Hat
- Horsham
- Hatton
- Crane Lake

SE SASKATCHEWAN & MANITOBA
- Regina
- Weyburn
- Lougheed
- Midale
- Goodlands

- Vancouver



Al Roberts
Vice-President
Production

Terry M. Anderson
Senior Vice-President
Engineering

Cameron S. Kramer
Senior Vice-President
Operations

Attention to detail, technical expertise and disciplined cost control have enabled ARC to continuously deliver superior performance. ARC strives to maintain a high standard of operational excellence that ensures health and safety, asset integrity and environmental responsibility are never compromised.

Cameron S. Kramer
Senior Vice-President
Operations



In 2011, ARC executed a successful and disciplined capital budget of $726 million to meet our operational objectives. The capital budget focused on oil and liquids-rich opportunities across our asset portfolio. In total we drilled 133 gross operated oil wells and 31 gross operated natural gas wells. We replaced 385 per cent of annual production at an all-in finding and development cost of $5.50 per boe for proved plus probable reserves. Our three year average finding and development cost was $5.80 per boe on a proved plus probable basis. As we grow and evolve the fundamentals of our business remain unchanged; we focus on replacing our production each year and continuously look for ways to create value.

The 2011 capital budget focused on internal growth opportunities, building on the momentum created in 2010. A successful drilling program was evidenced by record full year production of 83,416 boe per day, a 16 per cent increase over 2010, and record fourth quarter production of approximately 92,000 boe per day. Additional highlights from the capital program included the completion and successful start-up of the second phase of the Dawson gas plant, bringing the total operated plant capacity to 120 mmcf per day. Total production from the Dawson field, when combined with gas processed through a third party facility, increased to 165 mmcf per day during 2011. Better than expected production results at Dawson will enable us to keep production flat through 2012 without drilling additional wells in the area. In the second quarter, we began construction of a 30 mmcf per day gas plant at Ante Creek in northern Alberta. The plant is being built to address capacity constraints and is expected to come on-stream late in the first quarter of 2012. ARC aggressively manages costs across our operations and continuously seeks new operational efficiencies. The construction of our own facilities results in lower operating cost and increased operational efficiencies over the long-term.

Major Properties by Production
(000's) (boe/d)



- Gas (6:1)
- Liquids

Major Properties by Reserves
(mmboe)



- GLJ Probable
- GLJ Proved

Production History Since Inception
(000's) (boe/d)



- Gas (6:1)
- Liquids

The 2011 drilling programs at Attachie and Tower in the northeast British Columbia Montney region proved up significant discoveries of liquids-rich gas resources. Initial results show liquids content in these areas ranging from 30 to 200 bbls of liquids per mmcf of gas. In the liquids-rich Parkland field, acquired in 2010 through the acquisition of Storm Exploration Inc., we successfully targeted multiple zones, drilling our first well into a lower portion of the Upper Montney. To-date, results are encouraging with no apparent communication between zones and production rates that are similar to those for the upper well. As we continue to learn more about the Montney resource, the positive results and liquids-rich nature of resources that exist in areas such as Attachie, Tower and Parkland may provide potential for incremental reserve recovery and continued growth in liquids production.

ARC's board of directors approved a $760 million capital program for 2012. Of the total budget, $660 million will be directed to oil and liquids opportunities at Pembina and Ante Creek in Alberta, Parkland in British Columbia and Goodlands in Manitoba, and on paced development of the Montney gas opportunities in northeast British Columbia. ARC is forecasting average daily production in 2012 of 90,000 to 95,000 boe per day. Targets are based on our existing assets and current opportunities.

2012 Guidance	2012 Guidance	2011 Guidance	2011 Actual
Production (boe/d)	90,000 – 95,000	82,000 – 83,000	83,416
Expenses ($/boe):			
Operating	9.55 – 9.95	9.40 – 9.70	9.70
Transportation	1.00 – 1.10	1.10 – 1.20	1.18
General and administrative [1]	2.30 – 2.50	2.50 – 2.70	2.63
Interest	1.10 – 1.20	1.25 – 1.40	1.28
Corporate taxes [2]	1.10 – 1.25	–	–
Capital expenditures ($ millions)	760	730	726
Diluted shares (millions)	293	286	287

(1) The 2012 Guidance for general and administrative cost per boe is based on a range of $1.75 - $1.90 per boe prior to the recognition of any expense associated with ARC's long-term incentive plan, $0.75-$0.80 per boe associated with cash payments under ARC's long-term incentive plan, and the remainder represents the non-cash "accrued" compensation under ARC's long-term incentive plan. Actual per boe costs for each of these components for the year ended December 31, 2011 were $1.83 per boe, $0.67 per boe offset by a recovery of $0.13 per boe, respectively.

(2) The 2012 Corporate tax estimate will vary depending on level of commodity prices

2012 Budget

Capital Budget by Area (%)

NE BC/NW AB	25
Northern AB	37
Pembina	14
S. AB/SW SK	2
SE SK/MB	19
Redwater	3



$760 MILLION

capital program

Gross Operated Wells Planned

NE BC/NW AB	13
Northern AB	55
Pembina	43
S. AB/SW SK	7
SE SK/MB	67
Redwater	10



87%

directed towards oil and liquids-rich projects

Planned Wells By Commodity

Natural Gas	3
Oil	179
Liquids-Rich Natural Gas	13



Greater
Dawson

Enormous Resource:
Vast Potential

Area
Overview

2011 Average Daily Production boe/d	**32,985**	**Production Profile** **Liquids**	**5%**
Average Working Interest	**~90%**	**Gas**	**95%**
Reserve Life Index [1] YEARS	**28**	**Land Position** Montney net sections	**408**
Proved + Probable Reserves MMBOE	**339**	**2012 Budget** MM	**$178**

[1] Based on 2011 Production

The Greater Dawson area
is an exciting region boasting an
enormous resource and tremendous
development potential.

The Montney is one of the largest and most economic gas plays in North America and ARC's assets in the region are world-class. ARC pioneered the use of multi-stage fracturing for horizontal completions, developing an expertise in the region that has ushered in growth and production results that have surpassed expectations. A broad land base in the area, consisting of both high quality dry and liquids-rich natural gas producing zones, provides ARC important options in strategic resource development.



ATTACHIE

Greater Dawson land holdings



SEPTIMUS

TOWER

PARKLAND

SUNSET

DAWSON

SUNRISE

Montney Rights	ARC 100%	
	ARC <100%	

SUNDOWN

2011 Accomplishments

Completion and the successful start-up of the second phase of the Dawson gas plant.

Proved +Probable reserves increased **48%** to **1.9 tcf** of natural gas and **21 mmbbls** of NGLs.

Significant liquids-rich discoveries in **Tower and Attachie** indicate promising development prospects.

During 2012, ARC will continue to assess liquids-rich potential in the region and how best to create value through long-term paced development of this prolific resource.

Greater Dawson

5-year Production Growth

(000's) (boe/d)



45				
40				
35				
30				
25				
20				
15				
10				
5				
0				
07	08	09	10	11

Resources and Reserves

In 2011, ARC commissioned an independent resource evaluation of the northeast British Columbia Montney lands to better understand the long-term potential of the region. The findings confirmed ARC's belief that the area contains considerable potential reserves with long-term growth opportunities, which goes well beyond existing booked reserves and even current estimates of economic contingent resource. The following tables outline the results:

Resource Categories [1][2][3]	Tcf
Total Petroleum Initially In Place (TPIIP)	50.4
Discovered Petroleum Initially In Place (DPIIP)	25.5
Undiscovered Petroleum Initially In Place (UPIIP)	24.9

(1) TPIIP, DPIIP and UPIIP have been estimated using a zero percent porosity cut-off which means all gas bearing rock has been incorporated into the calculations. Using a three per cent porosity cut-off the TPIIP, DPIIP and UPIIP estimates would be 39.6 Tcf, 21.2 Tcf, and 18.4 Tcf, respectively.

(2) The Resource Categories do not include the free oil/liquids or associated solution gas in the Tower field.

(3) All volumes in table are company gross and raw gas volumes.

Reserves and Economic Contingent Resources [1][2][6]	Low Estimate	Best Estimate	High Estimate
Natural Gas (Tcf)			
Reserves [3]	1.0	1.9	2.4[4]
Economic Contingent Resources	2.5	4.1	5.7
Natural Gas Liquids (mmbbls) [4]			
Reserves [3]	11.3	21.1	26.6
Economic Contingent Resources	64.2	101.0	133.9

Prospective Resources [1][6]	Low Estimate	Best Estimate	High Estimate
Natural Gas (Tcf)	2.9	4.0	5.3
Natural Gas Liquids (mmbbls) [5]	69.0	98.0	131.2

(1) All DPIIP other than cumulative production, reserves, and ECR and all UPIIP other than Prospective Resources has been categorized as unrecoverable.

(2) Cumulative production has been 0.2 Tcf on a raw basis.

(3) For reserves, the volume under the heading Low Estimate are proved reserves, the volume under the heading Best Estimate are 2P reserves and the number under the heading High Estimate are 2P plus possible reserves.

(4) This volume is an arithmetic sum of multiple estimates of reserves, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and appreciate the differing probabilities associated with each class.

(5) The liquid yields are based on average yield over the producing life of the property.

(6) All volumes in table are company gross and sales volumes.

Northeast British Columbia Montney Land Base

Evaluated Areas	ARC Lands Net sections	Net Sections with DPIIP	Net Sections with 2P Reserves	Liquids Yield (bbls/mmcf)
Dawson	129	119	74	5
Parkland	23	23	20	20 – 40
Tower	48	35	6	50 – 200
Sunrise/Sunset	32	32	27	5
Attachie	115	78	10	30 – 200
Septimus	22	20	7	5 – 30
Pouce Coupe	26	21	2	5
Sundown	18	6	0	5
Blueberry	21	5	0	0 – 200
Total Net Sections	**434**	**339**	**146**	

Ante
Creek

A Montney Oil Success Story

Area Overview

2011 Average Daily Production boe/d	**7,440**	**Production Profile**	Liquids	**49%**
Average Working Interest	**~99%**		Gas	**51%**
Reserve Life Index [1] YEARS	**17**	**Land Position** Montney net sections		**260**
Proved + Probable Reserves MMBOE	**47**	**2012 Budget** MM		**$187**

(1) Based on 2011 Production

Ante Creek is an extraordinary property with abundant potential for near-term growth and future development.

Targeting the Montney oil and liquids-rich gas resource play, ARC has strategically amassed a large land position. ARC has applied its expertise in horizontal drilling and multi-stage fracturing to successfully increase well rates and drive growth through the drill bit. Setting the stage for growth in 2012, ARC began construction of a 30 mmcf per day gas plant, which is expected to be completed and on-stream by the end of the first quarter of 2012. The plant will address current capacity constraints and allow ARC to meaningfully grow liquids production. During 2012, ARC plans to implement an active drilling program of 40 new horizontal wells to fill the gas plant and expects to significantly increase total area production.

Ante Creek
land holdings

ARC Wells ●
Other Wells ●

2011
Accomplishments

20 horizontal wells drilled in anticipation of completion of new gas plant.

Average **90 day IP** rate was **400** boe per day **of raw production.**

Over **56** net sections of Montney lands were added through crown land sales and asset acquisitions.

Focused on pad drilling to minimize environmental footprint.

5-year Production Growth

(000's) (boe/d)

■ Gas (boe/d)
■ NGLs (bbls/d)
■ Oil (bbls/d)



9
8
7
6
5
4
3
2
1
0

07   08   09   10   11

Pembina

Revitalizing a Mature Asset

Area Overview

2011 Average Daily Production boe/d	**10,409**	**Production Profile**	Liquids	**72**%
Average Working Interest	**~80**%		Gas	**28**%
Reserve Life Index [1] YEARS	**13**	**Land Position** Net sections		**132**
Proved + Probable Reserves MMBOE	**49**	**2012 Budget** MM		**$100**

(1) Based on 2011 Production

Pembina is an evolving property, which produces high quality crude oil from the Cardium formation and has delivered long-term stable production rates.

One of ARC's founding properties; the prolific field was first discovered in 1953 and is the largest conventional oil field in western Canada. The variable and complex geology of the Cardium formation makes Pembina a challenging region. We are actively working to expand our knowledge of the area to discover new ways of accessing untapped potential.



Pembina land holdings

LOBSTICK GAS UNIT NO.1

PEMBINA OSTRACOD "G" UNIT

LOBSTICK CARDIUM UNIT

POWERHOUSE

NPCU 1

BERRYMOOR

PEMBINA KEYSTONE CARDIUM UNIT NO.2

LINDALE

BUCK CREEK

CARNWOOD

MIPA

PCU 3 & 4 LODGEPOLE

SPCU

PCU 7

ARC Working Interest Lands
ARC 2011 Wells

2011 Accomplishments

37 horizontal wells drilled.

Fourth quarter production increased **11%** as a result of development drilling. This marks the first significant increase in production since ARC began operations at Pembina in 1996.

Recovery was maximized through continued optimization of waterflood patterns.

Horizontal drilling **proved successful** in accessing the low-permeability sandstone reservoir.

Average 90 day IP rates of approximately **130** boe per day of sales quality oil were achieved; placing ARC above the industry median even in some of the more complex geological areas.

ARC has had great success with the application of horizontal drilling technology and through technological advancements is revitalizing this mature asset.



George Gervais
Vice-President
Business Development

Wayne Lentz
Vice-President
Strategic Planning

Neil Groeneveld
Vice-President
Geosciences

Review of Reserves

ARC's inventory of value-creating opportunities continues to expand at a rapid pace. In 2011, ARC increased proved plus probable reserves by 18% to 572 mmboe and replaced 385% of its annual production.

Reserves
Proved Plus Probable
(mmboe)



Gas
Liquids

Much of the growth was driven by the northeast British Columbia Montney region where proved plus probable reserves increased by 48 per cent to 1.9 tcf of natural gas and 21 mmbbls of natural gas liquids. An independent resources evaluation in the northeast British Columbia Montney assigned a best estimate of economic contingent resource of 4.1 tcf of natural gas and 101 mmbbls of liquids in excess of booked reserves, confirming ARC's belief that there is considerable growth potential in the region.

This growth was achieved at an all-in annual Finding, Development and Acquisition ("FD&A") cost of $5.24 per boe excluding future development capital ("FDC") for proved plus probable reserves. This brings ARC's three year average FD&A cost excluding FDC down to $7.15 per boe. ARC's low FD&A costs are a reflection of our focus on high quality assets, cost management and allocation of resources and capital to the highest rate of return projects.

Recycle ratio is an important measure of profitability in the oil and gas industry as it identifies overall capital efficiency. ARC achieved a recycle ratio of 5.3 times excluding FDC for proved plus probable reserves based on a 2011 netback of $29.16 per boe.

The reserves data set forth below are stated on a company gross basis (working interest before deduction of royalties and without including any royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with NI 51-101. In addition to the detailed information disclosed in this document more detailed reserves information is included in ARC's Annual Information Form for the year-ended December 31, 2011, which is available on our SEDAR profile at www.sedar.com. Numbers presented may not add due to rounding.

Creating Value through our reserves



Proved Plus Probable Company Reserves by Commodity
(%)

Light/Medium Crude ● 23
Heavy Crude ● 1
NGLs ● 6
Natural Gas ● 70



Proved Plus Probable Company Reserves by Classification
(%)

Probable ● 37
Proved Producing ● 37
Proved Non-Producing ● 26

Reserves Summary

Using GLJ January 1, 2012 Forecast Prices and Costs

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Natural Gas (bcf)	Oil Equivalent 2011 (mboe)	Oil Equivalent 2010 (mboe)
Company Gross							
Proved Producing	87,626	1,874	89,500	10,210	655	**208,920**	210,860
Proved Developed Non-Producing	1,794	0	1,794	756	44	**9,952**	15,678
Proved Undeveloped	12,768	0	12,768	8,122	719	**140,769**	107,894
Total Proved	102,188	1,874	104,062	19,088	1,419	**359,641**	334,432
Proved plus Probable	135,071	2,308	137,379	32,774	2,413	**572,374**	485,121
Net Interest							
Proved Producing	75,293	1,801	77,094	7,640	556	**177,318**	179,481
Proved Developed Non-Producing	1,587	0	1,587	626	38	**8,485**	13,097
Proved Undeveloped	11,025	0	11,025	6,736	604	**118,362**	91,114
Total Proved	87,905	1,801	89,706	15,002	1,197	**304,165**	283,692
Proved plus Probable	115,416	2,220	117,636	25,955	2,001	**477,028**	406,543
Company Interest [1]							
Proved Producing	87,755	2,040	89,795	10,319	662	**210,425**	212,733
Proved Developed Non-Producing	1,796	0	1,796	756	44	**9,959**	15,685
Proved Undeveloped	12,778	0	12,778	8,123	720	**140,840**	107,921
Total Proved	102,329	2,040	104,369	19,198	1,426	**361,224**	336,339
Proved plus Probable	135,253	2,526	137,779	32,903	2,423	**574,435**	487,418

(1) Company Interest reserves represent gross reserves plus royalty interest reserves.

Reserve Life Index

ARC's proved plus probable Reserve Life Index ("RLI") increased to 17 years at year-end 2011 while the proved RLI was 10.7 years based upon the GLJ reserves and ARC's 2012 production guidance mid-point of 92,500 boe per day. The increase in the proved plus probable RLI from 2007 through 2011 is attributed to the successful development of the Montney region and the resultant growth in proved plus probable reserves. The following table summarizes ARC's historical RLI.

Reserve Life Index	2011[1]	2010[2]	2009	2008	2007
Total Proved	**10.7**	10.4	10.3	10.3	9.7
Proved Plus Probable	**17.0**	15.1	14.4	13.6	12.3

(1) Based on 2012 production guidance midpoint of 92,500 boe per day.
(2) 2010 reserves excludes 10.6 mmboe proved and 14.1 mmboe 2P gross reserves relating to assets divested in January 2011 and included in the year-end 2010 reserves evaluation. The 2011 production guidance excluded production from the divested assets of approximately 3,400 boe per day.



Reserve Life Index
(Years)

Legend:
- ■ Total Proved
- ■ Proved Plus Probable



Annual Production Replacement
Proved Plus Probable Reserves
(%)

Legend:
- ■ Net Acquisitions
- ■ Development

Net Present Value Summary

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2012 prior to provision for interest, debt service charges and general and administrative expenses. **It should not be assumed that the Net Present Value ("NVP") of Cash Flow estimated by GLJ represents the fair market value of the reserves.** NPVs on both a before and after tax basis are presented below.

NPV of Cash Flow [1] $ Millions	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Before Tax					
Proved Producing	6,954	4,750	3,662	3,014	2,583
Proved Developed Non-Producing	301	214	168	140	121
Proved Undeveloped	2,678	1,572	975	620	393
Total Proved	9,933	6,536	4,805	3,774	3,097
Probable	6,365	3,021	1,715	1,084	735
Proved plus Probable	16,298	9,557	6,520	4,858	3,832
After Tax [2]					
Proved Producing	5,888	4,117	3,229	2,693	2,332
Proved Developed Non-Producing	224	160	125	104	90
Proved Undeveloped	1,999	1,131	662	384	208
Total Proved	8,112	5,407	4,016	3,181	2,630
Probable	4,752	2,227	1,239	764	502
Proved plus Probable	12,863	7,635	5,255	3,945	3,132

(1) Based on NI-51-101 Net Interest reserves and GLJ January 1, 2012 Forecast Prices and Costs.

(2) Based on ARC's estimated tax pools at year-end 2011.

(3) The after-tax net present value of ARC's oil and gas properties presented here reflects the income tax burden on the properties on a stand-alone basis. It does not consider the business-entity-level tax situation, or tax planning. It does not provide an estimate of the net present value at the level of the business entity, which may be significantly different. ARC's Consolidated Financial Statements and Management's Discussion & Analysis should be consulted for information at the business entity level.

At a 10 per cent discount factor, the proved producing reserves constitute 56 per cent of the before tax proved plus probable estimated value while total proved reserves account for 74 per cent of the before tax proved plus probable estimated value.

Finding Development and Acquisition Costs

ARC's Finding and Development ("F&D") costs were $5.50 per boe and $10.84 per boe for proved plus probable and proved reserves, respectively in 2011, excluding Future Development Capital ("FDC") ($11.96 per boe and $16.23 per boe, respectively, for proved plus probable and proved reserves including FDC).

Including net dispositions, ARC's 2011 Finding Development and Acquisition ("FD&A") costs were $5.24 per boe of proved plus probable and $11.11 per boe of proved reserves before FDC ($12.23 per boe and $17.13 per boe, respectively, for proved plus probable and proved reserves including FDC).

ARC's three year proved plus probable F&D and FD&A costs excluding FDC of $5.80 per boe and $7.15 per boe are at the lowest levels since 1999 and 2001, respectively. ARC's low FD&A costs are a reflection of ARC's focus on high quality assets, cost management and allocation of resources and capital to the highest rate of return projects, as well as excellent results from ARC's development program and strong reserve growth particularly at Sunrise, Dawson, Parkland, Tower, Ante Creek and Attachie.

Historical FD&A Costs
Proved Plus Probable
($/boe)



■ FD&A Including FDC   — 3 Year Average FD&A (Excluding FDC)
■ FD&A Excluding FDC   — 3 Year Average FD&A (Including FDC)

F&D, Netback, Recycle Ratio



■ F&D ($/boe)
■ Netback ($/boe)
— Recycle Ratio

The following table illustrates FD&A costs excluding and including FDC.

| FD&A costs – Company Gross [1][2] | Excluding FDC[1] | | Including FDC[1] | |
| | | Proved + | | Proved + |
$ Thousands, except per boe amounts	Proved	Probable	Proved	Probable
E&D capital expenditures	726,011	726,011	726,011	726,011
E&D capital expenditures - change in FDC	–	–	360,466	852,821
Total E&D capital expenditures	726,011	726,011	1,086,477	1,578,832
Net dispositions	(111,285)	(111,285)	(111,285)	(111,285)
Net dispositions – change in FDC	–	–	(27,111)	(32,389)
Total net dispositions	(111,285)	(111,285)	(138,395)	(143,674)
Total capital including net dispositions	**614,726**	**614,726**	**948,082**	**1,435,158**
E&D reserve additions	66,961	132,032	66,961	132,032
Net disposition reserves	(11,615)	(14,641)	(11,615)	(14,641)
Reserve additions including net dispositions	**55,346**	**117,391**	**55,346**	**117,391**
FD&A Costs – $ per boe:				
F&D Costs – Current Year	10.84	5.50	16.23	11.96
F&D Costs – Three Year Average	9.86	5.80	14.51	11.54
Net Disposition Cost – Current Year	9.58	7.60	11.92	9.81
Net Disposition Cost – Three Year Average	25.19	16.03	31.78	21.83
FD&A Costs – Current Year	**11.11**	**5.24**	**17.13**	**12.23**
FD&A Costs – Three Year Average	**12.02**	**7.15**	**16.95**	**12.90**

(1) The aggregate of Exploration and Development ("E&D") costs incurred in the most recent financial year and the change in estimated future development costs ("FDC") generally will not reflect total finding and development costs related to reserves additions for that year.

(2) Under NI 51-101, the calculation of F&D costs must incorporate the change in future development capital required to bring the proved undeveloped and probable reserves to production. In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions both before and after FDC costs.

Company Gross Historic FD&A Costs

$ per boe	2011	2010	2009	2008	2007
Proved Reserves					
Annual FD&A excluding FDC	**11.11**	13.35	10.53	14.31	20.71
Three year average FD&A excluding FDC	**12.02**	12.82	13.86	18.50	18.75
Annual FD&A including FDC	**17.13**	18.21	14.36	22.01	20.71
Three year average FD&A including FDC	**16.95**	18.04	18.41	23.12	20.57
Proved plus Probable Reserves					
Annual FD&A excluding FDC	**5.24**	9.23	6.46	10.18	19.24
Three Year Average FD&A excluding FDC	**7.15**	8.62	9.61	14.85	16.77
Annual FD&A including FDC	**12.23**	14.26	11.59	17.08	20.29
Three Year Average FD&A including FDC	**12.90**	14.08	14.81	20.04	19.43

Corporate
Responsibility

At ARC, we have always been diligently focused on creating a strong corporate culture that is founded on the core values of respect, integrity, trust and accountability. This combined with the passion and expertise of our people, has been key to driving our long-term performance.

Terry Gill
Senior Vice-President
Corporate Services



Health, Safety & Environment

A commitment to health, safety and the environment is at the core of ARC's values. We strive to be leaders and to meet high standards in business and operating activities. Certain aspects of the oil and gas industry are inherently hazardous and as a responsible operator we approach health, safety and environmental issues with the utmost regard for all of our stakeholders. At ARC, our objective is to meet or exceed regulations, be prepared for emergencies, monitor and assess our performance and integrate environmental management measures into our activities. We publish a Corporate Responsibility report every second year, which details our activities in health, safety and environmental management. Our 2010 report is available on our website at www.arcresources.com. The 2012 report is expected to be available on-line early in the third quarter.

Health and Safety

ARC fosters a cooperative and positive culture of health and safety through effective policies and programs with appropriate education and training for employees and contractors engaged in ARC's operations. Every individual who works for us understands our expectations and must comply with them. We use near miss and hazard identification to help determine potentially unsafe situations and implement mitigation measures to prevent accidents.

Regular facility inspections and contractor safety audits are performed on our operating facilities and lease sites to ensure the integrity of our systems and operations. ARC requires contractors and vendors to undergo an approval process prior to working for us to ensure that they meet our standards. It is crucial that our service providers are aligned with our value-based safety practices. ARC works together with contractors and vendors to improve our health and safety program and aims to work with the same service providers on multiple projects. Development of long-term working relationships results in an alignment of values and enables us to achieve a safer working environment.

ARC performs regular emergency response training exercises to prepare our personnel should an unlikely emergency situation arise. We hold annual workshops for our contractors and on-site consultants to review safe work practices and procedures, changes to regulatory requirements and modifications to ARC's health and safety programs. Planning and preparation are key elements to ensuring operational excellence.

Environment

We understand our operations may have an effect on the environment and as such we are proactive and strategic in our approach to environmental management. ARC's environmental policies are developed to address the many variables that come with operating a diverse set of assets. We strive to meet or exceed all regulatory environmental policies, and believe in empowering employees with the support and resources required to develop effective and innovative projects and programs to mitigate our environmental footprint.

As ARC continues to grow, so does our commitment to meaningful and effective environmental management. By implementing data management systems, environmental risk assessment, facility maintenance and production efficiency improvements we are able to manage our impact. We continuously seek new opportunities for further improvements as demonstrated by the construction of low emission facilities at Dawson and Ante Creek, and internal programs such as the Eco-Efficiency Program that focuses on reducing Green House Gas (GHG) emissions and emerging energy efficiency technologies.

In 2011, ARC was again named to the Carbon Disclosure Project ("CDP") Leadership Index for its leadership in climate change disclosure. The CDP invites Canada's 200 largest publicly traded companies to disclose information related to their carbon management strategies. It is the fourth consecutive year ARC was named to the Index, and notably is one of only four companies in our sector to be included. ARC is also active in the Canadian Association of Petroleum Producers ("CAPP") Stewardship program. We use the information reported in both these programs to evaluate past performance and plan future initiatives.

ARC manages its liabilities through proactive abandonment and reclamation of facilities, wells and leases. ARC has a reclamation fund to which yearly contributions are made to fund future abandonment and reclamation activities. At present, the fund balance is $27 million. In addition, we allocate funding in our annual capital budget for annual abandonment and reclamation expenditures.

Learn More

ARC's environment, health and safety program and community involvement initiatives are explained in more detail on our website and in ARC's Corporate Responsibility Report at www.arcresources.com.

Community
Investment

ARC is committed to making a positive difference in the communities in which we live and work. We understand there is a direct relationship between the health of our communities and success of our business. This commitment is reinforced through the action and passion of our employees whose generosity, compassion and dedication is exemplary.

ARC aims to support our employees in their efforts and to foster a culture of caring.

In 2011, ARC contributed **$1.9 million** to not-for-profit groups throughout Calgary and our field communities. Our giving philosophy focuses on empowering lasting change in our immediate community through the support of health and wellness programs, arts and culture and education. In Calgary and across our field communities each office determines where monetary support is needed and can be effectively directed. ARC frequently partners with organizations to provide multi-year commitments. Learn more about our selected partnership organizations and major 2011 donations:

United Way

The United Way gives individuals and families the opportunity to reach their potential and improve their quality of life. In 2011, ARC and its employees contributed approximately $660,000 to the Calgary and area United Way Projects.

STARS Foundation

STARS Foundation provides emergency medical care and transportation to critically ill or injured patients across Alberta. As part of a five year $400,000 total commitment ARC donated $80,000 in 2011.

Canadian Sports Centre Calgary

The Canadian Sport Centre Calgary ("CSCC") is one of the top training environments in the world for Olympic athletes. ARC has donated over $200,000 to the CSCC as part of a mutually beneficial partnership. In 2011, together with CSCC, ARC created the *ARC Resources Ltd. Inspiring Excellence Scholarship*, which awards high-level student athletes with funding to help lower financial barriers and enable students to reach their full potential.

Parks Foundation Calgary

Parks Foundation Calgary creates opportunities to improve the quality of life throughout the Calgary region. In 2011, ARC entered into a multi-year commitment to support the development of the Calgary Greenway.

Stardale Women's Group

Stardale Woman's Group is a foundation that provides education, life skills and advocacy services to Aboriginal women, girls and women of poverty aimed at breaking cycles of abuse and poverty. ARC has committed $21,000 in total over a three year period.

University of Saskatchewan Engineering Advancement Trust

University of Saskatchewan Engineering Advancement Trust maintains the currency of the College of Engineering's undergraduate program and provides assistance with college and student initiatives. ARC has contributed $100,000 to the Trust over a three year period.

Canadian Centre for Advanced Leadership in Business

The Canadian Centre for Advanced Leadership in Business was established at the University of Calgary's Haskayne School of Business in 2011. The centre will deliver a new model of leadership development, education and research that is currently unprecedented in Canada. ARC has committed to support the creation and development of the centre over the next ten years.

Canadian Youth Environmental Leadership Scholarship

The Canadian Youth Environmental Leadership Scholarship supports students who demonstrate environmental leadership. ARC has committed $25,000 to the scholarship in total over a four year period.



Terry Gill
Senior Vice-President
Corporate Services

Jay Billesberger
Vice-President
Information Technology

David P. Carey
Senior Vice-President
Capital Markets

Corporate
Governance

Strong corporate governance is a critical component to our success. We aim to be at the forefront of governance practices by continuously evaluating and benchmarking our programs against leading research. Understanding there is no "one size fits all" solution, we develop and evolve our own processes based on what is ultimately best for our business.

David P. Carey
Senior Vice-President
Capital Markets

ARC is committed to the highest standards for its governance practices and procedures.

ARC's governance practices are routinely reviewed, appraised and modified to ensure that they are appropriate for a corporation of ARC's size and stature. ARC's approach to corporate governance meets the guidelines established by the Canadian Securities Administrators (CSA) as laid out in National Instrument 58-101.

Independence of the Board

ARC's board comprises ten members, all of whom are "independent" directors, with the exception of the Chief Executive Officer. ARC uses the definition of independence as defined in NI 58-101, which states that a director is independent if the member has no direct or indirect material relationship with the company. A material relationship means a relationship which could, in the opinion of the board of directors, reasonably interfere with the exercise of a member's independent judgment.

The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably be expected to interfere with the exercise of a director's independent judgment. Both the Chairman of the Board and the Vice-Chairman are independent directors. They are responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Mandate of the Board

The Board of Directors of ARC sees its primary role as the stewardship of the company and overseeing the management of the business and affairs of ARC, with the goal of achieving ARC's fundamental objective of providing long-term superior returns to shareholders. The Board oversees the conduct of the business and management through a number of activities, including its review and approval of strategic, operating, capital and financial plans; succession planning for senior officers and the appointment and performance review of the Chief Executive Officer. The full mandate of the Board and its committees is available on our website at www.arcresources.com.

Committees of the Board

The Board has established an Audit Committee, a Reserves Committee, a Human Resources and Compensation Committee, a Policy and Board Governance Committee, a Health, Safety and Environmental Committee and a Risk Committee to assist it in the discharge of its duties and responsibilities. All of the committees are comprised of independent directors and report to the Board of Directors.

Audit Committee
Members: Fred Dyment (Chair), Walter DeBoni, James Houck and Kathleen O'Neill.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to: the integrity and completeness of the annual and quarterly financial statements and accompanying management discussion and analysis provided to shareholders and regulatory bodies; compliance with accounting and finance based legal and regulatory requirements; review of the independence and performance of the external auditor and internal accounting systems and procedures. The committee reviews the audit plans of the external auditors and meets with them at the time of each committee meeting, independently of management.

There were five meetings of the committee in 2011.

Reserves Committee
Members: James Houck (Chair), Fred Dyment, and Michael Kanovsky.

The Reserves Committee assists the Board in meeting their responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs ARC's reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the Board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101.

There were four meetings of the committee in 2011.

Human Resources and Compensation Committee
Members: Herb Pinder (Chair), Kathleen O'Neill and Mac Van Wielingen.

The Human Resources and Compensation Committee assists the Board in: fulfilling its oversight responsibilities with respect to overall human resource policies and practices; the compensation program for ARC; and in consultation with the Board, the committee undertakes an annual performance review of the Chief Executive Officer and reviews the Chief Executive Officer's appraisal of the other executive officers' performance. The committee also reviews and recommends for approval to the Board the principle compensation plans of ARC, such as the long-term incentive program.

There were eight meetings of the committee in 2011.

Health, Safety and Environmental Committee
Members: Hal Kvisle (Chair), James Houck and Herb Pinder

The Health, Safety and Environmental Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the policies, standards and policies of ARC with respect to the areas of health, safety and environment.

There were four meetings of the committee in 2011.

Policy and Board Governance Committee
Members: Walter DeBoni (Chair), Herb Pinder, Michael Kanovsky and Mac Van Wielingen.

The Policy and Board Governance Committee assists the Board in: fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its Committees; developing and reviewing ARC's approach to board governance matters; and reviewing, developing and recommending to the Board for approval procedures designed to ensure that the Board can function independently of management. The committee reviews the need to recruit and recommend new members to fill Board vacancies based on a variety of criteria, and recommends to the Board the nominees for election at each annual meeting. The effectiveness of individual board members and the board is reviewed through a yearly self-assessment and inquiry questionnaire.

There were six meetings of the committee in 2011.

Risk Committee
Members: Michael Kanovsky (Chair), Walter DeBoni, Fred Dyment and Mac Van Wielingen.

The risk committee assists the Board in fulfilling its oversight responsibilities with respect to identifying and reviewing the principal business, financial and other risks of the corporation. Included in the mandate is the review of guidelines, policies and reports from Management with respect to risk assessment, risk management and risk mitigation.

There were five meetings of the committee in 2011.

Our Board of Directors



Mac H. Van Wielingen | Chairman

Mr. Van Wielingen has served as Vice-Chairman and director of ARC Resources since its formation in 1996 and became Chairman in 2002. He is Co-Chairman and a founder of ARC Financial Corporation, a private equity investment management company focused on the energy sector in Canada. Previously, Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr. Van Wielingen holds an Honours Business degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University.



Walter DeBoni P.Eng., MBA | Vice-Chairman

Mr. DeBoni is a Corporate Director and has extensive experience in the oil and gas industry. Mr. DeBoni retired from Husky Energy Inc., in 2005 where he held the position of Vice-President, Canada Frontier & International Business. Prior thereto, he was the Chief Executive Officer of Bow Valley Energy. In addition to his time at Husky and Bow Valley he has held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a Bachelor of Science in Chemical Engineering from the University of British Columbia and a Masters in Business Administration with a major in Finance from the University of Calgary. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He currently serves on the board of directors for Sterling Resources Ltd. Mr. DeBoni has been a director of ARC Resources since 1996.



John P. Dielwart B.Sc., P.Eng. | Director

Mr. Dielwart is Chief Executive Officer of ARC Resources and has overall management responsibility for the Company. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. Prior thereto, he began his career with a major oil and natural gas company in Calgary. Mr. Dielwart received a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary. Mr. Dielwart is a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP).



Fred Dyment | Director

Mr. Dyment has over 30 years of extensive experience in the oil and gas industry and is currently an independent businessman. He has held positions as President and Chief Executive Officer for Maxx Petroleum and President and Chief Executive Officer of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972. Currently, he serves on the board of directors for Tesco Corporation, Transglobe Energy Corporation, Major Drilling Group International and WesternZargos Resources Ltd. Mr. Dyment has been a director of ARC since 2003.



Tim Hearn | Director

Mr. Hearn is a retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years of experience in the oil and gas industry. During his time with Imperial Oil he held increasingly senior positions including President of Exxon Mobil Chemicals, Asia Pacific, and Vice-President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science degree from the University of Manitoba. He currently serves on the board of directors for the Royal Bank of Canada and Viterra Inc. Mr. Hearn has been a director of ARC since 2011.


James C. Houck

James C. Houck B.Sc., MBA | Director

Mr. Houck is President and Chief Executive Officer of the Churchill Corporation, a diversified construction company. Previously, he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior management and officer positions, including President, Worldwide Power and Gasification Inc, and Vice-President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco's conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science degree from Trinity University in San Antonio and a Masters in Business Administration degree from the University of Houston. Currently, he serves on the board of directors for the Churchill Corporation and WesternZagros Resources Ltd. Mr. Houck has been a director of ARC since 2008.



Michael M. Kanovsky B.Sc., P.Eng., MBA | Director

Mr. Kanovsky is an independent businessman. He has 40 years of experience within the finance, utilities and power, and oil and gas industries. In 1997, Mr. Kanovsky co-founded Bonavista Energy, a natural gas exploration company. Prior thereto, he co-founded Northstar Energy Corporation, an oil and gas exploration company and Powerlink Corporation (electrical cogeneration). Mr. Kanovsky holds a Bachelor of Science degree in Chemical Engineering from Queens University and a Masters in Business Administration degree from the Ivey School of Business. He currently serves on the board of directors for Bonavista Petroleum Inc., Devon Energy Corporation, TransAlta Inc., and Pure Technologies Inc. Mr. Kanovsky has been a director of ARC Resources since 1996.



Harold N. Kvisle B.Sc., P.Eng., MBA | Director

Mr. Kvisle is the former President and Chief Executive Officer of TransCanada Corporation. He retired from TransCanada in 2010. Mr. Kvisle has over 35 years of experience and has worked in both the oil and gas, and utilities and power industries. Prior to joining TransCanada in 1999, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle holds a Bachelor of Science degree in Engineering from the University of Alberta and a Masters in Business Administration degree from the University of Calgary. He currently serves on the board of directors for the Bank of Montreal, Talisman Energy Inc., and Northern Blizzard resources Inc. Mr. Kvisle has been a director of ARC since 2009.


K O'Neill

Kathleen M. O'Neill | Director

Ms. O'Neill is a Corporate Director and has extensive experience in accounting and financial services. She was previously an Executive Vice-President of Bank of Montreal Financial Group with accountability for a number of major business units. Prior to joining the Bank of Montreal Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. She currently serves on the board of directors of Invesco Canada Funds, Finning International Inc., and the TMX Group Inc. Ms. O'Neill has been a director of ARC since 2009.



Herb Pinder B.Arts, LL.B., MBA | Director

Mr. Pinder is the President of Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously he managed a family business as President of Pinder Drugs. He is an experienced corporate director and brings a varied business background to ARC. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and a Masters in Business Administration degree from Harvard University Graduate School of Business. He currently serves on the board of directors for Viterra and a number of private energy companies. Mr. Pinder has been a director of ARC since 2006.

20 11 | AR | ARC RESOURCES 50

Corporate & Shareholder Information

Directors

Mac H. Van Wielingen [3] [4] [6]
Chairman

Walter DeBoni [1] [4] [6]
Vice-Chairman

John P. Dielwart
Chief Executive Officer

Fred J. Dyment [1] [2] [6]

Timothy Hearn

James C. Houck [1] [2] [5]

Michael M. Kanovsky [2] [4] [6]

Hal Kvisle [5]

Kathleen O'Neill [1] [3]

Herb Pinder [3] [4] [5]

(1) Member of Audit Committee
(2) Member of Reserve Committee
(3) Member of Human Resources and Compensation Committee
(4) Member of Policy and Board Governance Committee
(5) Member of Health, Safety and Environment Committee
(6) Member of Risk Committee

Executive Office
ARC Resources Ltd.
1200, 308 – 4 Avenue SW
Calgary, Alberta T2P 0H7

T 403.503.8600
Toll Free 1.888.272.4900
F 403.503.8609
E ir@arcresources.com
www.arcresources.com

Trustee and Transfer Agent
Computershare TrustCompany of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Toll Free 1.800.564.6253

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Engineering Consultants
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Legal Counsel
Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Corporate Calendar
2012
Q1 Results   **May 2**
Annual General
Meeting   **May 15**

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol
ARX

Officers

John P. Dielwart
Chief Executive Officer

Myron M. Stadnyk
President and Chief Operating Officer

Steven W. Sinclair
Senior Vice-President and Chief Financial Officer

Terry M. Anderson
Senior Vice-President, Engineering

David P. Carey
Senior Vice-President, Capital Markets

P. Van R. Dafoe
Senior Vice-President, Finance

Terry Gill
Senior Vice-President, Corporate Services

Cameron S. Kramer
Senior Vice-President, Operations

Jay Billesberger
Vice-President, Information Technology

George Gervais
Vice-President, Business Development

Neil Groeneveld
Vice-President, Geosciences

Wayne Lentz
Vice-President, Strategic Planning

Al Roberts
Vice-President, Production

Allan R. Twa
Corporate Secretary

Investment information
Visit our website at
www.arcresources.com
or contact:
Investor Relations

T 403.503.8600
Toll Free 1.888.272.4900
E ir@arcresources.com

Privacy Officer
Terry Gill
privacy@arcresources.com
F 403.509.7260

Whistle-Blower Hotline
T 1.866.291.6690
arc@openboard.info

Notice of annual meeting
The annual meeting will be held on May 15, 2012
at 3:30 pm at the Metropolitan Centre,
333 – 4 Avenue SW, Calgary, AB

Glossary

bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mcf/d	thousand cubic feet per day
bcf	billion cubic feet	mmbbls	million barrels
boe*	barrels of oil equivalent	mmboe*	million barrels of oil equivalent
boe/d*	barrels of oil equivalent per day	mmcf	million cubic feet
FD&A	finding, development and acquisition costs	mmcf/d	million cubic feet per day
F&D	finding and development costs	NGL	natural gas liquids
FDC	future development costs	RLI	reserve life index
G&A	general and administrative	Tcf	trillion cubic feet
MD&A	management discussion and analysis	TSX	Toronto Stock Exchange
mbbls	thousand barrels	WTI	West Texas Intermediate
mboe*	thousand barrels of oil equivalent	2P	Proved plus Probable

*In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Definitions of Oil and Gas Resources and Reserves

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates as follows:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "total Petroleum Initially-In-Place". Resources are classified in the following categories:

Total Petroleum Initially-In-Place ("TPIIP") is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

Discovered Petroleum Initially-In-Place ("DPIIP") is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.

Economic Contingent Resources ("ECR") are those Contingent Resources which are currently economically recoverable.

Undiscovered Petroleum Initially-In-Place ("UPIIP") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources" and the remainder as "unrecoverable."

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

Unrecoverable is that portion of DPIIP and UPIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Uncertainty Ranges are described by the COGE Handbook as low, best, and high estimates for reserves and resources as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.









JSI
JANTZI SOCIAL INDEX

ARC is listed on the Jantzi Social Index; a common stock index of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.

CARBON DISCLOSURE PROJECTS

ARC is recognized on the Carbon Disclosure Project Leadership Index as being one of Canada's Climate Change Disclosure Leaders

RESPONSIBLE CANADIAN ENERGY

ARC is a CAPP member. Members commit to continuous improvement in the responsible management, development and use of our natural resources; protection of our environment; and, the health and safety of our workers and the general public.

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ARC
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